Mr. Joe Shockley, Jr.

Chief Financial Officer

BancFirst Corporation

101 North Broadway

Oklahoma City, Oklahoma 73102

June 7, 2012

United States

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	BancFirst Corporation

Form 10-K for Fiscal Year Ended December 31, 2011

Filed March 15, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 10, 2012

Current Report on Form 8-K

Filed May 26, 2011

File Number 000-14384

Dear Mr. Clampitt:

BancFirst Corporation (the “Company”) appreciates the Division’s review and is pleased to respond to your letter dated May 29, 2012, concerning its Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2011, its Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2012 and its Current Report on Form 8-K Filed May 26, 2011 (the “Comment Letter”).  To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided our responses immediately following each numbered comment.

The Company acknowledges that (1) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 4. Removed and Reserved, page 22

1.	Please note that Item 4 of Form 10-K pertains to mine safety disclosures and is no longer a “reserved” item.

Response: We agree with your comment; this caption was included in our Form 10-Q for the period ending March 31, 2012, and will be revised on the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012.

Signatures, page 101

2.	It appears that Mr. Rainbolt is your principal executive officer. Accordingly, please tell us why Messrs. Craig, Daniel, Greer and Johnstone also executed the 10-K as “principal executive officer.” Please note that BancFirst can have only one principal executive officer.

Response: We agree with your comment. Although Messrs. H.E. Rainbolt, Brand, Daniel, Greer and Johnstone are executive officers of the Company, Mr. David Rainbolt is our principal executive officer. We note that Mr. Craig was not listed as a principal executive officer in the 2011 10-K. Beginning with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012, the Company will only designate Mr. David Rainbolt as principal executive officer.

Form 10-Q for the Period Ended March 31, 2012

Part I - Financial Information

Notes to Consolidated Financial Statements

Note (5) Loans and Allowance for Loan Losses, page 9

3.	Please revise future filings to provide the disclosures for troubled debt restructurings required by ASC 310-10-50-33 and 310-10-50-34 and the associated illustrations set forth in 310-10-55-12.

Response: We have not included the disclosures required by ASC 310-10-50-33 and 310-10-50-34, because we do not believe that the Company’s troubled debt restructurings (“TDRs”) have resulted in a deterioration of market value. The Company’s TDRs consist primarily of principal deferrals that continue to bear a market rate of interest: consequently, there would be no impact on the current value of the loans. Moreover, management continues to expect full payment of the principal and interest over the term of the loan. The Company will make the disclosures required under 310-10-50-33 going forward as described in Comment 4. The Company did not have any TDRs that defaulted, so there is nothing to disclose under 310-10-50-34. As the Company has determined that there is no material change in the value of the TDRs, the illustrations in 310-10-55-12 are considered redundant. The face amount which approximates present value of the restructured loans is currently disclosed on page 10 of Form 10-Q for the period ended March 31, 2012.

4.	Please revise future filings to address the following related to your troubled debt restructurings (TDRs):

•	Disclose the key factors you consider at the time a loan is restructured to be reasonably assured of repayment and of performing according to the modified terms.
•	Disclose how you determine that a loan has been restructured to be reasonably assured of repayment and of performing according to the modified terms.
•	Discuss how your process for ensuring that a restructured loan is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms;
•	Disclose how you measure impairment on your TDRs;
•	Disclose your policy for removing loans from TDR classification; and
•	Disclose whether you have modified any loans that were not accounted for as TDRs. If so, disclose how you determined that they should not be classified as TDRs. Disclose the amount of loans modified and not accounted for as TDRs during each period presented.

Response: We agree with the above comments and will incorporate the following disclosure in future periodic filings beginning with Form 10-Q for the Quarterly Period Ended June 30, 2012:

During the six months ended June 30, 2012, TDRs increased primarily due to the principal deferral restructuring of $17.7 million from one customer. This loan was evaluated by management and determined to be well collateralized. Additionally, none of the concessions granted involved a principal reduction or a change from the current market rate of interest. Collateral value will be monitored periodically to evaluate possible impairment. The Company charges interest on principal balances outstanding during deferral periods. As a result, the current and future financial effects of the recorded balance of loans considered to be TDRs that were restructured during the period were not considered to be material.

Current Report on Form 8-K Filed May 26, 2011

Item 5.07. Submission of Matters to a Vote of Security Holders

5.	We note that you did not include a discussion of the company’s decision with regard to the frequency of future shareholders’ votes on executive compensation, as required by Item 5.07(d) of Form 8-K. Please advise us where you have provided the discussion, or amend the 8-K. Please note that although you have discussed the company’s decision in your proxy filed April 24, 2012, the discussion must be included in either Form 8-K or Form 10-Q.

Response: We agree with your comment and will amend our 8-K filed May 26, 2011 to include the Company’s decision with regard to the frequency of future shareholders’ votes on executive compensation. The amended 8-K filed concurrently with the submission of this letter on June 7, 2012, included the following disclosure under item 5.07:

Item 5.07. Submission of Matters to a Vote of Security Holders.

(d) In a non-binding advisory vote regarding the frequency that shareholders are to be presented with advisory proposals approving executive compensation (every one, two or three years) held at the 2011 Annual Meeting, the frequency of three years received the highest number of votes cast out of those shares present and entitled to vote on the matter. Accordingly, in light of this result and consistent with the BancFirst Corporation’s recommendation, the Board has determined that BancFirst Corporation will hold an advisory vote on executive compensation every three years until the next required vote on the frequency of shareholder votes on executive compensation.

Please contact me at (405) 270-1003 if you have any questions or require any additional information.

Very truly yours,

/s/ Joe T. Shockley, Jr.

Joe T. Shockley, Jr., Chief Financial Officer

cc:	David E. Rainbolt

Chief Executive Officer, BancFirst Corporation

Tom Knight

Grant Thornton LLP

Jeanette Timmons, Esq.

Conner & Winters, LLP